

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2014

<u>Via E-Mail</u>
Graham Briggs
Chief Executive Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1760

  Re: **Harmony Gold Mining Company Limited**
    Form 20-F for the Fiscal Year Ended June 30, 2013
    Filed October 25, 2013
    File No. 001-31545

Dear Mr. Briggs:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended June 30, 2013</u>

<u>General</u>

1. You disclose that your fiscal year end is June 30. Please also include your current fiscal year end in the Company Data section of EDGAR.

Reserves, page 26

2. Please forward to our engineer as supplemental information and not as part of your filing, your Wafi-Golpu project technical report that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps
- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. We note the date of the audit report, October 25, 2012, precedes the date of the financial statements referenced in the audit report, June 30, 2013. Please advise your independent accountant to revise its report to address this apparent inconsistency and amend your Form 20-F accordingly.

Notes to the Consolidated Financial Statements
2. Accounting Policies, page F-8
2.3 Revenue Recognition, page F-12

4. We note your revenue recognition policy appears to be a summary of IAS 18 paragraph 14. To enhance investors' understanding of your revenue recognition requirements, please provide us with and confirm that in future filings you will revise to expand your accounting policy in a manner that is tailored to specific information relating to your revenue generating activities.

Other

5. We note you indicate on your website under the results for the second quarter ended December 31, 2013 under the caption "Harmony continues to generate profits despite lower production" that Operating profit for the December 2013 quarter was 5% lower than in the previous quarter at R986 million (US$97 million). However, it does not appear you generated a profit under IFRS for either the three or six month period ended December 31, 2013. It appears your reference to positive "operating profit" is based on the term "production profit" per the segment report provided in the segment footnote. Considering your operating loss as presented in your financial statements for three or six month period ended December 31, 2013, it appears to us appropriately labeling this measure (e.g., "production profit") with definition of the term and revision of the caption and the contents would add clarity and enhance investors' understanding of your business. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Raj Rajan at 202-551-3388 if you have any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining